[OMM LETTERHEAD]

November 23, 2009

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Attention:	Pamela A. Long
Assistant Director

Re: Apollo Global Management, LLC
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-150141

Dear Ms. Long:

Set forth below are the responses of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-1 (as amended on August 12, 2008, the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 2 to the Registration Statement ( “Amendment No. 2”), as filed with the Securities and Exchange Commission (the “Commission”), which has been marked to indicate the changes made to Amendment No. 1 to the Registration Statement filed on August 12, 2008. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in Amendment No. 2 unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

1.	As we discussed, we are awaiting additional information before we can evaluate Investment Company Act issues. Please note that we may have additional comments after we receive this information.

In response to the Staff’s comments contained in the Staff’s letter to the Company dated May 9, 2008, the Company responded to the Staff on August 12, 2008 (the “August 12, 2008 Company Letter”), and provided supplemental valuation information in a

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confidential submission dated September 18, 2008 (the “September 18, 2008 Company Letter”). Such materials demonstrated that as of the relevant dates, the Company was not an investment company under the criteria set forth in either section 3(a)(1)(A) or Section 3(a)(1)(C) of the Company Act.

The Company respectfully reasserts that it is not an investment company under the Company Act. The Company still is a holding company that, through its wholly owned subsidiaries, operates as an alternative asset manager and is not engaged in the business of investing, reinvesting or trading in securities. The Company respectfully informs the Staff that, after further consideration, it has elected to rely on the exclusion set forth in Rule 3a-1, because determination of its status under the Company Act is simpler under the rule. The Company currently utilizes the same asset valuation methodology that it used to determine the contents of the valuation summary provided to the Staff in the September 18, 2008 Company Letter.

Rule 3a-1 Analysis

Under Rule 3a-1, an issuer is deemed not to be an investment company if, on a consolidated basis, no more than 45% of the value of its total assets (excluding U.S. government securities and cash items) consists of investments securities, and no more than 45% of its net income after taxes (for the last four fiscal quarters combined) is derived from, investment securities other than: (i) U.S. government securities, (ii) securities issued by employee securities companies, (iii) securities issued by majority-owned subsidiaries of the Company (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(l)) which are not investment companies and (iv) subsidiaries primarily controlled by the Company, which are not investment companies and through which the Company engages in an operating business. For purposes of Rule 3a-1, securities for which market quotations are readily available are valued at their market price; other securities and assets are valued in good faith by the issuer’s board of directors as of the end of the last preceding fiscal quarter; and securities acquired since the end of the preceding fiscal quarter are valued at cost. The Staff has taken the position that, although an issuer with net losses for the previous four quarters combined does not satisfy the express provisions of Rule 3a-1 with respect to net income, such an issuer satisfies the income test if it has a total net loss and a net investment loss and no more than 45% of its total net loss is derived from investment losses. The Staff has indicated that the Rule is intended to “focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company’s day-to-day activities by looking at its sources of income.” Based on that rationale, we also believe that an issuer with total net losses for the previous four quarters combined, but with positive net investment income for the same period of time, may deem itself to satisfy the income test by comparing the “absolute value” of the total net losses and the investment income. If the investment income accounts for less than 45% of the total income and loss activity of the issuer, then the investment income cannot be construed as a significant component of the issuer’s income and loss activities. Accordingly, such an issuer may be deemed to satisfy the income test of Rule 3a-1.

The Company has determined, in good faith, the value of the Company’s assets, including the general partner interests, investment management agreements and investment securities owned by each of its subsidiaries. The Company has determined that as of September 30, 2009, assets that are investment securities comprised less than 45% of the Company’s total assets on a consolidated basis. The Company also determined that, on absolute terms, its total net losses for the previous four quarters account for 93.9% of its total income and loss activity, while its investment net income for the previous four quarters account for 6.1% of its total income and loss activity. Therefore, less than 45% of the Company’s total income and loss activity for the past four quarters combined was derived from investment securities. For the foregoing reasons, the Company respectfully submits that it is not an investment company under Rule 3a-1.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

Materials, including the dollar values of the Company’s assets on a consolidated basis, as determined by the Company, and the Company’s net losses and investment net income for the past four quarters combined, will be provided to the Staff under separate cover. The Company acknowledges that the Staff may have additional comments after the Staff receives this information.

2.	We note your response to prior comment 63 and are considering your response. We may have additional comments.

In response to the Staff’s comment, the Company acknowledges that the Staff is still evaluating its submission and may have additional comments.

Structure and Formation of the Company, page 10

3.	We have read your response to comment 20 from our letter dated May 9, 2008. You indicated that Apollo issued 34,500,000 Class A shares and 2,824,541 shares, respectively, which diluted the Non-Controlling Interest by 8.9%. It is not clear how the issuance of your Class A shares would increase your ownership interest in Apollo Operating Group. Please advise or revise your disclosures to clarify.

In response to the Staff’s comment, the Company has revised its disclosure on page 102.

4.	We refer you to footnote 7 to the diagram that depicts your current organizational structure. We note that Apollo Principal Holding I, L.P. holds between 50% and 100% of all the limited partner interests in the domestic general partners set forth below its name. Please tell us and revise your disclosures to clarify how the remaining limited partnership interests in the domestic general partners that are held by certain of your current and former professionals are reflected in your financial statements. Please address this issue as it relates to the similar ownership structure of Apollo Principal Holdings II, L.P., Apollo Principal Holdings III, L.P. and Apollo Principal Holdings IV and Apollo Management Holding L.P. as noted in footnotes 8, 9, 10 and 11.

In response to the Staff’s comment, the Company has revised its disclosure on page 80.

Distributions to Our Managing Partners and Contributing Partners Related to the Reorganization, page 18

5.	Disclose the per share fair value of the Apollo Operating Group units issued to the managing partners and the contributing partners.

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November 23, 2009

In response to the Staff’s comment, the Company would like to advise the Staff that it has enhanced its disclosures to address the Staff’s comment regarding the fair value of the shares of the Apollo Operating Group units. See the revised disclosure on pages 24 and 89.

Our Structure, page 67

Equity Interest Retained by Our Managing Partners and Contributing Partners, page 75

6.	You indicate that subject to certain procedures and restrictions, each managing partner and contributing partner will have the right to cause Holdings to exchange the Apollo Operating Group units that he owns through his partnership interest in Holdings for Class A shares, to sell such Class A shares at the prevailing market price and to distribute the net proceeds of such sale to such managing partner or contributing partner. Please explain in greater detail how this feature works. Please tell us whether this feature results in any accounting implications under EITF Topic D-98 in determining whether the Company’s Class A shares to be exchanged are subject redemption.

In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 87. Additionally, the Company respectfully advises the Staff that consideration was made as to whether this feature results in any accounting implications under EITF Topic D-98, Classification and Measurement of Redeemable Securities (“EITF Topic D-98”). As noted in EITF Topic D-98, there is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. Further, paragraph 4 of EITF Topic D-98 states that “rule 5-02.28 requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.” Paragraph 6 of EITF Topic D-98 provides further guidance by stating “the guidance in paragraphs 12-32 of Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”), should be used to evaluate whether the issuer controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. If the issuer does not control settlement by delivery of its own shares, cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity.” In consideration of the settlement process of the Apollo Operating Group units, it was determined that the extent of the Company’s obligation is to (i) exchange physical Class A shares for Apollo Operating Group units and (ii) sell the shares at the prevailing market price on behalf of the holder; the Company would never have any future cash obligations to the unit holders. Specifically, in the event the Company is unable to sell the Class A shares, it would not be required to provide liquidity to the Apollo Operating Group holders including the obligation to purchase the

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shares or the obligation to make the unit holder whole for any difference in cash received vs. market price. Rather, in the event that the Company was unable to sell the Class A shares, the transaction would essentially be unwound and the Class A shares would be converted back to Apollo Operating Group units. Based on the terms of this feature and the guidance in EITF 00-19, the Company concluded that the Apollo Operating Group units are outside the scope of EITF Topic D-98 and the Company is deemed to control settlement by delivery of its own shares. Furthermore, the Company has sufficient authorized and unissued shares available to settle the contract; we have reserved for issuance 240,000,000 Class A shares, corresponding to the number of existing Apollo Operating Group units held by our managing partners and contributing partners. As such, non-controlling interest shall be reported in the consolidated and combined financial statements of the Company within equity, as we retrospectively applied SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 85 3(f) Reorganization and Other Adjustments, page 90

7.	We note your revisions to Note 3(f) in response to prior comment 42. Please explain how you arrived at the $235.1 million increase for the pro forma Non-Controlling Interest of Other Entities and identify the Non-Controlling Interest of Other Entities.

The Company respectfully advises the Staff that this comment is no longer applicable as the pro-forma information has been removed in accordance with SEC Regulation S-X Article 11, which only requires the most recent fiscal year for which a balance sheet is required under certain situations. As the Company is presenting a full year of activity in 2008 subsequent to its reorganization, no pro-forma effects will be required for 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

Managing Business Performance, page 97

8.	We have read your response to comment 54 from our letter dated May 9, 2008 and have the following additional comments.

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Please provide an expanded discussion regarding the limitations of your non-GAAP measure economic net income (“ENI”). Such discussion should address the material limitations associated with excluding each item (e.g. exclusion of non-cash charges such as equity-based compensation) that is taken into account for US GAAP purposes and how you specifically overcome such limitation. Refer to Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

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Please revise your disclosure herein and elsewhere in your filing to provide a more comprehensive explanation as to how you use economic net income to conduct and/or evaluate your business on a consolidated basis. Please expand your disclosures to specifically indicate how you use “ENI” to allocate resources, deploy capital and determine annual discretionary bonuses for your employees. As noted from Question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” “companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.” Please also refer to SAB Topic 14:G for additional guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 103 to 105 and elsewhere in its filing to provide an expanded discussion regarding the limitations of its non-GAAP measure economic net income (“ENI”), as well as to provide a more comprehensive explanation as to how the Company uses ENI to conduct and/or evaluate its business on a consolidated basis.

Expenses - Compensation and Benefits, page 104

9.	We note that you have reflected a $74 million credit as a result of the decline in fair value of several of your private equity fund portfolios. Please clarify whether your employees are obligated to repay these amounts and if not address the appropriateness of recording this credit.

In response to the Staff’s comment, the Company has revised its disclosure on pages 111 and 112.

Application of Critical Accounting Policies, page 143

10.	We have read your response to comment 48 from our letter dated May 9, 2008. You indicate that revenue is determined based on contractual agreements. In addition, management fees are based on committed capital or invested capital for private equity and net assets, gross assets, adjusted costs of all unrealized portfolio investments, capital commitments, adjusted assets or capital contributions for your capital markets funds. Please tell us and disclose whether any of these factors are subject to significant judgment. Given the direct impact of these factors on your revenue recognition, please address the need to identify these factors as a critical accounting policy. Please provide the following disclosures, if applicable:

•	Explanation of each of the models/techniques used to estimate fair value of net assets, gross assets, adjusted assets of unrealized portfolio investments or any other factor;

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•	Detailed discussion of the material estimates and assumptions used in each of the models; and

•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the assets under management.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 173 to 174 and pages 179 to 180.

Valuation of Investments, page 144

11.	We have read your response to comment 51 from our letter dated May 9, 2008. Please expand your discussion to provide a:

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description of any material changes you made during the reporting period to your discounted cash flow model or market approach model, why you made them, and, to the extent possible, the quantitative effect of those changes;

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detailed discussion of how you validate your discounted cash flow model or market approach model. For example, you may wish to discuss whether and how often you calibrate your models to market, back-test, or otherwise validate it;

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enhanced discussion of the material estimates and assumptions used in each of your models, including but not limited to how you determine expected results and the discount rate to be used in your discounted cash flow model.

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Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments. Please provide a detailed discussion of how sensitive the fair value estimates for your investments are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range; and

•	discussion of how increases and decreases in the aggregate fair value of your investments may affect your liquidity and capital resources, if material.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

Please refer to Section 501.14 of the Financial Reporting Codification and Section V of FR-72 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” on Critical Accounting Estimates for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 174 to 175 and pages 178 to 179.

12.	We have read your response to comment 52 from our letter dated May 9, 2008. It is still unclear how realized gains(losses) affected your results of operations, specifically how realized and unrealized gains impacted carried interest income and other revenue line items. It is also unclear whether there were any material declines or increases in fair values and whether the fair values diverged materially from the amounts you currently anticipate realizing on settlement or maturity. Please revise your disclosure to include the following for all of your Level 3 investments, to the extent material, in MD&A:

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detailed discussion of how realized gains (losses) affected your results of operations, liquidity or capital resources during the period presented, if applicable. Specifically address how realized and unrealized gains impacted carried interest income and other revenue line items. Please also disclose how much of your carried interest income was generated from realized versus unrealized gains;

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explanation for any material decline or increase in fair values and whether the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If fair values diverge from expectations, please disclose why and provide the basis for your views.

In response to the Staff’s comment, the Company has revised its disclosure on pages 173 to 175.

The Company respectfully advises the staff that the Company elected to adopt Method 2 of Emerging Issues Task Force Topic D-96, Accounting for Management Fees Based on a Formula, and under this method, we accrue carried interest income quarterly when earned. However, pursuant to the terms of the partnership agreements, carried interest income amounts are actually received only upon the disposition of portfolio investments at a profit. The Company has enhanced its disclosure on pages F-105, F-108 and F-110 within Footnote 16 of the consolidated and combined financial statements and on pages F-38, F-40, F-43 and F-45 within Footnote 13 of the condensed consolidated financial statements to disclose the amounts of carried interest (loss) income from affiliates that was generated from realized versus unrealized losses.

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Division of Corporate Finance

November 23, 2009

Fair values are determined based on the anticipated realized values for all investments. The Company respectfully advises the staff that it does not have any material divergences from the fair values and it does not anticipate a material difference to the expected realized amounts upon the disposition of portfolio investments.

Compensation and Benefits, page 146

13.	We note your response to prior comment 54. Based on your disclosures and calculations as detailed on page 147 it is unclear how the Finnerty Model yielded a 14% discount rate for grants to the managing partners and 29% discount rate for contributing partners. Please expand your disclosures to clarify.

In response to the Staff’s comment, the Company has revised its disclosure on pages 175 to 177.

Financial Statements

General

14.	Please update your financial statements to include your interim financials statements as of June 30, 2008. Refer to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure to include its interim financial statements for the three and nine months ended September 30, 2009 and 2008.

Interim Financial Statements

Note 4. Investments, page F-18

Investments at Fair Value, page F-18.

15.	You state under the caption Investments at Fair Value that investments consist primarily of financial instruments held by Consolidated Funds. Based on your disclosures elsewhere in the filing, we understood that AAA was your only remaining consolidated fund. Please clarify.

In response to the Staff’s comment, the Company has revised its disclosure on page F-71 to clarify that AAA was its only remaining consolidated fund as of December 31, 2008. Additionally, the Company has disclosed on page F-13 that AAA and Apollo Metals Trading Fund, L.P. were the two consolidated funds as of September 30, 2009.

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Variable Interests Entities, page F-22

16.	Disclose why there is no longer any Private Equity Fund VIE’s for which you have concluded that you hold significant variable interests but are not the primary beneficiary and which have not been consolidated.

In response to the Staff’s comment, the Company respectfully advises the Staff that due to amendments to the governing documents of certain overseas private equity funds which provided that a simple majority of the unaffiliated investors have the right, without cause, to liquidate that fund in accordance with certain procedures, those overseas private equity funds no longer qualify as VIEs under the guidance of FIN 46(R). The amendments made to those overseas private equity funds in which the Company historically held significant variable interests but was not the primary beneficiary became effective either on December 31, 2007 or February 29, 2008 for the respective funds.

In considering whether the rights granted to the unaffiliated investors in the above referenced private equity funds are substantive under the guidance in paragraph B22 of FIN 46(R) and EITF 04-5, we considered the remarks made by Mr. Robert B. Malhotra, Professional Accounting Fellow US Securities and Exchange Commission on December 8, 2008 at the 2008 AICPA National Conference on Current SEC and PCAOB Developments. The Company respectfully advises the Staff that the decision to grant these rights involved a substantive consideration of the business risks associated with granting the rights relative to the benefits of presenting deconsolidated financial statements under the framework of FIN 46(R) and EITF 04-5. The Company did not grant the liquidation rights based on presumptions that probability of exercise will be remote and/or that there are not sufficient competing investment funds in which the limited partners could invest liquidated proceeds.

The Company respectfully advises the Staff that the Company has adopted FSP FAS No. 140-4 and FIN 46R-8 and has included the additional disclosure requirements on pages F-20, F-21, F-78 and F-79.

16. Subsequent Events, page F-36

17.	You indicate that the Huntsman lawsuit is without merit. You also indicate that the purported class action pending in Massachusetts federal court is also without merit. We remind you that a statement that a contingency is without merit does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

The Company respectfully advises the Staff that it has reached a settlement with Huntsman and that it has been dismissed as a defendant in the purported class action pending in Massachusetts federal court. The Company has revised its disclosure accordingly on pages F-97 to F-100.

Annual Financial Statements

Consolidated and Combined Statements of changes in Shareholders’ Equity and Partners’ Capital, page F-42

18.	Please clarify the nature of the $237,353 debit to additional paid in capital for the dilution impact of conversion and issuance of shares.

In response to the Staff’s comment, in order to clarify the nature of the $237,353 debit to additional paid in capital, the Company respectfully advises the Staff that in accordance with similar transactions outlined in EITF Issue No. 94-2 “Treatment of Minority Interests in Certain Real Estate Investment Trusts”, the Company has recorded the dilution impact at the time of the reorganization and Class A share issuance. The amount of dilution was computed based on the initial Non-Controlling Interest ownership of 71.1%. As discussed in the EITF, the consolidated equity is allocated to Non-Controlling Interest based on the initial ownership percentage of the Non-Controlling Interest compared to the consolidated equity at the time of reorganization.

Note 1. Organization and Basis of Presentation, page F-46

19.	We have read your response to comment 87 from our letter dated May 9, 2008. Please address the following:

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We note you have listed over 80 entities in Exhibit A: “Entities Consolidated in Apollo Global Management, LLC (the “Successor”)” and Exhibit B: “Entities Consolidated in Apollo Operating Group (the “Predecessor”)”. Please identify for us those entities that were included in the Predecessor but not the Successor. Please fully explain why those entities were not included in the reorganization.

Please also address whether there were any changes in respective ownership interests of any entities after the reorganization.

In response to the first bullet of the Staff’s comment above, the Company respectfully advises the Staff that the entities that were included in the Predecessor but not the Successor are listed within Exhibit A attached to this letter. Please refer to the footnotes of Exhibit A for the reasons that such entities were not included in the Successor.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

The Company respectfully advises the Staff that the completion of the Reorganization resulted in changes to the economic ownership interests of certain entities within the corporate structure. However, the Control Group maintained more than 50% of the voting ownership of such entities post Reorganization the significance of which is further described in our responses below. The operating entities within the Predecessor were under the common ownership of the Control Group which held 100% of the voting ownership interest of each of those operating entities. Post-Reorganization, the Company is managed and operated by its manager, AGM Management, LLC, which in turn is wholly owned and controlled by the members of the Control Group through BRH Holdings GP Ltd. which through its class B share currently holds 87.1% of the total voting power of shares entitled to vote of the Company. On February 11, 2009, Apollo repurchased 1.7 million Class A shares for $2 per share, which was followed by a corresponding exchange and cancellation of Apollo Operating Group units by the Apollo Operating Group. Consequently, the voting power of the class B share increased from 86.5% to 87.1% as of such date. As such, the Control Group maintained 86.5% (or 87.1%) of the voting ownership interest post-Reorganization.

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Please help us understand the interplay of the above referenced 80 entities listed Exhibits A and B with your presentation of the 19 entities included in Appendix A: “Percent Ownership by Control Group Members for Entities included in the Historical Financial Combined Financial Statements”. Provide detailed ownership information regarding all 80 entities in the same format that you provided for the 19 entities. With reference to EITF 02-5 demonstrate that common control exists among all these entities. Ensure your analysis addresses the fact that AAA Holdings, L.P. is consolidated in the Successor and Predecessor as a result of applying FIN46R.

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We note that four entities included in “Appendix A: Percent Ownership by Control Group Members for Entities included in the Historical Financial Combined Financial Statements” were less than 50% owned by members of your control group. For those entities, please tell us how you met the requirements of paragraph 3 of EITF 02-05 which indicates, in part, that for common control to exist a group of shareholders must hold more than 50% of the voting ownership interests of each entity. Please provide us with a detailed analysis.

In response to the second and third bullets of the Staff’s comment above, the Company respectfully advises the Staff that the above referenced 80 entities listed within Appendices A and B of the Company’s response letter dated August 12, 2008 include the entities that were either combined in the Predecessor or consolidated in the Successor while the entities presented in Appendix A: “Percent Ownership by Control Group Members for Entities included in the Historical Financial Combined Financial Statements” that was provided to the Staff under separate cover presented the economic ownership interest of the Control Group Members for each of the entities considered to be “revenue generating” entities (i.e. entities acting as either

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management companies or general partners). The Company respectfully advises the Staff that while Control Group Members may have less than 50% of the economic ownership interest for certain entities as presented in Appendix A filed with the Staff under separate cover, the Control Group Members have 100% of the voting ownership interest in each of the respective entities. Based on paragraph 3.c. of EITF 02-5, common control may exist between (or among) separate entities when “a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.” As the Control Group Members held 100% of the voting ownership interest in each of the respective entities and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists, the Company concluded that the criterion delineated in paragraph 3.c. of EITF 02-5 is met with respect to determining that common control exists among the entities included in the combined historical financial statements. Due to the fact that the Control Group Members held 100% of the voting ownership interest in each of the above referenced 80 entities prior to reorganization and 86.5% (or 87.1%) of the voting ownership interest in each of those entities post reorganization, the Company does not believe that presenting detailed economic ownership information regarding all 80 entities in the same format as we did for the 19 is applicable when determining whether or not the criterion delineated in paragraph 3 of EITF 02-5. Please see responses below for further information regarding the provisions of certain agreements in which the Control Group Members act as a group to vote in concert.

As indicated within Appendices A and B of the Company’s response letter dated August 12, 2008, AAA Holdings, L.P. is consolidated in the Successor and Predecessor as a result of applying FIN 46R. Specifically, AAA Holdings, L.P. qualified as a variable interest entity under paragraph 5a of FIN 46R due to the fact that it lacked substantive equity at risk. Certain Apollo Management Companies acting as guarantors for a credit agreement that was entered into by AAA Holdings, L.P. absorb the majority of the expected loss of the entity. Accordingly, the Management Companies are deemed the primary beneficiary of AAA Holdings, L.P. as a related party group. Upon further consideration of paragraph 17 of FIN 46R, the Company identified the Apollo Management Company that was most closely associated with the entity and accordingly is required to consolidate the entity.

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You indicated that in the historical periods, Leon Black, Marc Rowan, Michael Gross and Joshua Harris have acted as a group pursuant to the provisions of certain agreements regarding the Apollo Fee Partnerships (general partner entities and management companies included in the combined financial statements of the Predecessor). Please confirm that these agreements covered all the entities involved in the reorganization. If necessary, explain how entities not identified as Apollo Fee Partnerships are under common control. Provide copies of the relevant sections of these agreements.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

The letter agreements regarding the Apollo Fee Partnerships covered all of the entities involved in the reorganization. The Company respectfully advises the Staff that entities that were not specifically identified as Apollo Fee Partnerships are also considered to be under common control as the letter agreements extend to any affiliated funds or new partnerships. The Company respectfully advises the Staff that copies of the relevant sections of these letter agreements will be provided to the Staff under separate cover.

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Fully explain the voting procedure(s) as outlined in the agreement. In this regard, you indicate that the agreements require approval of 3 out of 4 partners (or 2 out of 3 partners) with Mr. Black having a veto.

The letter agreements provide that all material management decisions regarding the Apollo Fee Partnerships were to be discussed by Mr. Black with each of the 3 (or 2) other partners before a decision was made, and any such decision (other than one relating to an “extraordinary transaction”) required the approval of 3 out of 4 partners with Mr. Black having a veto (or 2 out of 3 partners). The letter agreements do not specify the form or

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manner in which Mr. Black was to exercise his veto, and no formal recordation of management decisions raised and subsequently vetoed by Mr. Black was required. Mr. Black was authorized to approve an “extraordinary transaction”, meaning a merger, consolidation, or sale of substantially all or a portion of the assets of, or a sale of any equity or other capital transaction with respect to, any of the Apollo Fee Partnerships, or any other entity involved, directly or indirectly, in the business conducted by Apollo generally, or any sale or other disposition of the goodwill associated with the business of Apollo. In approving an “extraordinary transaction”, Mr. Black had no authority to bind any of the other 3 (or 2) to any affirmative or negative employment contracts, representations or covenants without their consent and their respective failure to make or enter into any such contracts, representations or covenants would not affect their entitlement to their respective share of the net proceeds from the “extraordinary transaction”.

We also note that our formal and informal decision making processes ensure that all decisions are made in a collaborative process involving the members of the control group, who participate in various governance committees including Management and Executive Committees as well as regular partner meetings where all members of the control group discuss and decide upon different business-related matters including strategic and operational matters. The members of the control group are not just passive investors who have an ownership interest in common entities and vote in isolation of one another; they are an integral part of the strategic and day-to-day decision making. The active involvement and mutuality of interests in our business on the part of each member of the control group should lead to the conclusion that they all collaborate, act in concert and otherwise operate as a common control group.

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Please explain how this approval process works. Specifically, demonstrate how this approval process results in “evidence of an agreement to vote a majority of the entities’ shares in concert”. For example, is it implied that if you have approval of 3 out of 4 partners (or 2 out of 3 partners), then the remaining partner must vote for approval as well?

We agree with the premise of EITF 02-5 that multiple owners do not constitute a control group solely by virtue of their common economic interests. Additional evidence is needed to conclude that multiple owners collaborate, act in concert and therefore function as a control group. Thus, for example, if multiple owners are only passive investors in various entities, a contemporaneous written agreement would be necessary to substantiate that those owners act in concert and constitute a control group. However, we believe facts and circumstances other than “contemporaneous written evidence” may provide equally compelling evidence that a group of owners have some commonality of interest to ensure that they will act and vote in concert.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

Prior to April 15, 2005, Mr. Black, Mr. Gross, Mr. Harris and Mr. Rowan, and after April 15, 2005, Mr. Black, Mr. Harris and Mr. Rowan, worked very closely with each other, participated in frequent meetings together and cooperated to manage the business of Apollo in accordance with the terms of the letter agreements governing the Apollo Fee Partnerships. The 4 (or 3) partners as a group were solely responsible for all material management decisions, including the purchase and sale of portfolio investments, regarding the Apollo Fee Partnerships. Since all 4 (or 3) partners were party to the letter agreements, if 3 out of 4 partners (or 2 out of 3 partners) approved a management decision, then the Apollo Fee Partnerships would take such action irrespective of one partner’s disapproval (except in the case of Mr. Black exercising his veto right) and each of the 4 (or 3) partners contractually agreed in advance to such arrangement in the letter agreements.

Additionally, we note that all or substantially all of the voting interests of the entities under common control (the “Controlled Entities”) are held by 4 (or 3) members of the control group, who hold themselves out as operating a single professional services firm. These individuals have a very strong and visible common affiliation, which is their full-time employment as the owners and operators of our business. The common affiliation of these individuals and the mutuality of their interests in our business should lead to the conclusion that they collaborate, act in concert and otherwise operate as a common control group.

To summarize, we believe the following factors provide compelling evidence that 4 (or 3) members of the control group act in concert and should be viewed as a control group:

•	each individual holds equity in our business as a whole and participates in some manner in the profits and losses of each of the Controlled Entities;

•	each individual is actively involved in the business of the Controlled Entities;

•	the individuals jointly hold themselves out as operating a single professional services firm and conduct our business under the “Apollo” brand name; and

•	they have a demonstrated history of closely collaborating when carrying out the daily affairs of the Controlled Entities.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

•

Please provide us with an example of how Mr. Black’s veto process works. Address how Mr. Black’s veto vote interplays with the votes of the other partners. Clarify whether Mr. Black’s veto gives him ultimate control. Address how his veto rights impacts any conclusion that there is “evidence of an agreement to vote a majority of the entities’ shares in concert.”

By way of the letter agreements, Mr. Black has relinquished his unilateral control to a “common control group” as defined by EITF 02-5. Mr. Black has a veto right over all material management decisions of the Apollo Fee Partnerships and no such decision can be approved without Mr. Black’s consent. However, Mr. Black cannot individually approve any management decision without the approval of 2 of the 3 (or 1 of the 2) other partners party to the letter agreements.

We consider the veto to be protective of Mr. Black’s investment in the goodwill of Apollo analogous to a protective right in the context of EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights (“EITF 96-16”). Mr. Black’s veto does not provide him ultimate control, but simply prevents others gaining unilateral control. While Mr. Black does have veto power, given the majority approval requirement for 3 out of 4 (or 2 out of 3) to effect significant management decisions, no one partner has the unilateral ability to direct the management decisions and operations of Apollo; conducting the business activities of the firm requires the three (or four) partners to act in concert. Thus, we consider the partners to constitute the “common control group” as defined by EITF 02-5.

•

Please explain what happened to Mr. Gross’ ownership interest after his retirement. Explain how his retirement affected the control group ownership interests during the historical periods for which you have reflected the entities as being under common control.

Mr. Gross generally maintained his economic interests in the Apollo entities in which he had limited partnership interests after his retirement. In addition, in connection with his retirement, Mr. Gross no longer participated as a member of the control group with Mr. Black, Mr. Harris and Mr. Rowan and the latter three became the control group of Apollo pursuant to the terms of the April 15, 2005 letter agreement. Though the composition of the control group changed in connection with Mr. Gross’ retirement, his retirement did not affect the voting interest of the control group. The four member control group held 100% of the voting interest prior to Mr. Gross’ retirement and the three member control group continued to hold 100% of the voting interest after his retirement.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

•

We note Mr. Gross was a partner until December 31, 2005. Please address the fact that a new voting agreement was entered into on April 15, 2005. Explain how Mr. Gross’ voting interests were considered during the period subsequent to April 15, 2005 through the date Mr. Gross was no longer a partner.

Please see the Company’s response to the immediately preceding bullet point. On April 15, 2005, Mr. Black, Mr. Harris and Mr. Rowan entered into a letter agreement (which superseded the April 5, 2002 agreement) in which they agreed that all material management decisions regarding the Apollo Fee Partnerships and Apollo Fund V (other than one relating to an Extraordinary Transaction as defined in the letter agreement) require the approval of 2 of the 3 partners with Mr. Black having a veto. Mr. Gross ceased to participate as a member of the control group and did not exercise any voting interests during the period subsequent to April 15, 2005 through the date he was no longer a partner.

20.	We have read your response to comment 88 from our letter dated May 9, 2008. It still remains unclear how you determined how many units would be given to owners in each entity that existed prior to the reorganization of the newly created entities and of which entities they would be given units. Please tell us and disclose how you determined how many units would be given in this exchange. Please also clarify the exchange ratio used to determine the appropriate number of units to be given to the existing owners of each entity. Please clarify if the same exchange ratio was used for all of the existing owners of each entity. If not, please disclose your accounting for any preferential rights given.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 20 and 84.

21.	We note your response to prior comment 89. You disclose on pages 4 and 73 that prior to the exchange, the points held by your management partners and contributing partners were “designated relative values based upon estimated 2007

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

cash flows.” Please clarify whether these points only related to 2007 cash flows? If not, better clarify how you valued these points. Please clarify what do you mean by designated relative values? Further, clarify what you mean by “The partner interests in Holdings... that were granted to each managing partner and contributing partner correspond to the value of the points such partner contributed relative to each other.” Specifically, please clarify for readers the value of the points given up by the managing partners and contributing partners and the value of the partnership interests in Holdings that were granted.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 20 and 84.

2. Summary of Significant Accounting Policies, page F-49

Non-Controlling Interest, page F-49

22.	We note your revised disclosures in response to prior comment 92. Please further clarify how you calculate the non-controlling interests recognized in each period. Detailed explanations may be best suited in your Management’s Discussion and Analysis where you have already appropriately discussed the changes period to period. In this regard, to provide readers with a full understanding of this statement of operations line item you also need to discuss how non-controlling interest is actually calculated each period given the changes in your structure and the complexity of this item. As previously requested in the last bullet to prior comment 46, your revised disclosures should clarify for readers why the non-controlling interest for 2007 is in excess of income before non-controlling interest.

In response to the Staff’s comment, the Company has revised its disclosure within the Non-Controlling Interest Policy on page F-8 and F-58 and within Management’s Discussion and Analysis on pages 118, 121, 122, 127 and 131 to further clarify how it calculates the non-controlling interests recognized in each period given the changes in the Company’s structure. In addition, the revised disclosure clarifies why the non-controlling interest for 2007 is in excess of income before non-controlling interest.

Deferred Revenue, page F-51

23.	We note your revised disclosures provided in response to prior comment 96 and 97 and have the following comments.

•

You indicate that when you receive advisory and transaction fees during the same period as management fees are received and you receive cash in excess of the management fees earned, they are deferred. Please explain why you need to defer advisor and transaction fees when they are received in connection with management fees.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

•	Please revise your disclosure to better discuss the interplay of the placement fees and organization costs and how and when you recognized management fees.

In response to the Staff’s comment, the Company has revised its disclosure on page F-60 and elsewhere in its filing to provide an expanded explanation regarding the Management Fee Offset and advisory, transaction fees and deferred revenue.

Compensation and Benefits, page F-54

24.	We have read your response to comment 98 from our letter dated May 9, 2008. Please expand your disclosure to quantify the amount of payments that are recorded as distributions from partners’ capital for each period prior to the reorganization.

In response to the Staff’s comment, the Company has revised its disclosure on page F-50 to indicate that amounts prior to July 12, 2007 within the categories identified in the Statement of Changes in Shareholders Equity and Partners Capital are the amounts of distributions to the partners. The amounts are summarized from the Statement of Changes in Shareholders Equity and Partners capital as follows:

	Non-Cash Distributions	Cash Distributions	Distributions to Managing Partners	Total
2006	36,397	190,503	N/A	226,900
2007 (Prior to July12)	68,392	1,239,409	222,047	1,529,848
Total	112,989	1,691,862	222,047	2,026,898

Fair Value Measurement, page F-67

25.	We have read your response to comment 104 from our letter dated May 9, 2008. Your current table does not separate internally developed values based on “market comparables” from “broker quotes.” Please revise your table to separate internally developed values based on market comparables from broker quotes, if possible.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-19 and F-77.

Securities and Exchange Commission

Division of Corporate Finance

November 23, 2009

If you have any questions regarding this Amendment No. 2 or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

/s/ Monica K. Thurmond
Monica K. Thurmond of O’Melveny & Myers LLP

CC:	Securities and Exchange Commission

Ernest Green

Jeanne Baker

Apollo Global Management, LLC

John J. Suydam

Exhibit A

Entities Included in the Predecessor but not the Successor

Apollo Fund Administration Ltd.*

Apollo Capital Management I, Inc.*

Apollo Advisors, L.P.*

Apollo Investment Fund, L.P.**

AIF II, L.P.**

Apollo Capital Management II, Inc.*

Apollo Advisors II, L.P.*

Apollo Fund Administration II, LDC. *

AIF III Management, Inc.*

Apollo Management (UK) Ltd.*

Apollo Investment Fund III, L.P.**

Apollo Overseas Partners III, L.P.**

Apollo (UK) Partners III, L.P.**

ACC Management, LLC***

Apollo Value Master Fund, L.P.****

* These entities were not contributed to the Successor as part of the Reorganization as these entities were at the end of their life. Please refer to disclosures on pages 19, 85, 86, 103 and F-57 within Amendment No. 2 to the Company’s Registration Statement for discussion of these excluded assets.

** Apollo Investment Fund I, L.P., AIF II, L.P., Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., and Apollo (UK) Partners III, L.P. are each consolidated by their respective General Partner under the guidance of EITF 04-5. Because the respective General Partners were not contributed to the Successor as part of the Reorganization, these funds are appropriately excluded from the Successor.

*** The entity named ACC Management, LLC is part of the Successor but was inadvertently left off of the list of Successor entities that was initially filed with the Commission. It was appropriately combined in the financial statements for the Predecessor and Successor periods.

**** Apollo Value Master Fund, L.P. was included as a consolidated entity in the Predecessor under the guidance of EITF 04-5 as the General Partner, Apollo Value Advisors, L.P., was presumed to control Apollo Value Master Fund, L.P. Apollo Value Master Fund, L.P. was effectively deconsolidated from Apollo Global Management, LLC’s financial statements on July 31, 2007 (the date that liquidation rights were granted to unaffiliated limited partners of Apollo Value Investment Fund, L.P.)